#102 - 930 West 1st Street, North Vancouver, BC V7P 3N4	www.braintech.com

November 4, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Brad Skinner

Accounting Branch Chief

Room 4561

Dear Sirs:

Re:	Braintech, Inc.

Form 10-KSB for the Year Ended December 31, 2004

Filed March 30, 2005

Form 10-QSB for the Quarter Ended march 31, 2005

Filed May 16, 2005

File No. 0-24911

In connection with your letter dated August 12, 2005, please note the following:

SEC Comment 3. – Item 8A. Controls and Procedures

Changes in Internal Controls

We note that your disclosures do not appear to conform to the requirements of Item 308(c) of Regulation S-B. Please confirm to us that you did not have any changes in your internal controls over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In addition, explain how you considered the guidance in Item 308(c) of Regulation S-B and the related Exchange Act Rule 13a-15(d) for purposes of providing these disclosures in your 2004 Form 10-K and Form 10-QSB for the quarter ended March 31, 2005.

The Company confirms that there were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The Company will include the following paragraph under Item8A to its Annual Report on Form 10-KSB for the year ended December 31, 2005 and under Item 3 to its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 and all subsequent periods.

“Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter (which is the fourth quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

In connection with your letter dated November 1, 2005, please note the following:

Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

1.

We have read your response to prior comment number 1 and note that the accountant’s report currently included in your Form 10-KSB for the year ended December 31, 2004 does not comply with Article 2.02 of Regulation S-X, as the signature was inadvertently omitted from the EDGAR submission. Please amend your 10-KSB to include a signed report from your independent accounting firm.

We have prepared and will file a Form 10-KSB/A to include (a) the signature on the auditor’s report from KPMG LLP, and (b) confirmation that there were no changes in internal controls under Item 8A.

Yours very truly

/s/ Owen Jones	/s/ Edward White
Owen Jones	Edward White
Chief Executive Officer	Chief Financial Officer